UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Provides Fourth Quarter Financial Update

Havant, UK – December 3, 2008 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today updated its guidance for the fourth quarter ended November 30, 2008.

The company now anticipates revenue for the 2008 fourth quarter to be in the range of $280 to $285 million. This compares to the company’s previously announced targets of $287 to $307 million, with the reduction related to its Networked Storage Solutions business. The company also anticipates that its GAAP and non-GAAP earnings per share* will be significantly below the previously announced target as a result of the lower revenue and a reduction in gross margin for the Networked Storage Solutions business to a range of between 8 and 10%. This compares to 13.3% for the 2008 third quarter and is a result of increased operating costs associated with lower overall volumes, product mix in the quarter, the continued challenges related to the integration of its new ERP system and inventory write downs, primarily related to the effects of the current global economic uncertainty. Our Storage Infrastructure business has performed broadly in line with our expectations for the quarter. In addition, the company will be taking into account the current economic uncertainty in its review of the value of its deferred tax asset and intangible assets which could be a factor in GAAP earnings per share being below the previously announced target.

“Our revised guidance for the fourth quarter reflect the challenging macroeconomic environment as well as a number of gross margin impacts, some of which we anticipate will be non-recurring.  Given the current environment, we are planning to reduce costs to better align our expenditures with demand, whilst maintaining our investment in core technologies. This will include a reduction in regular headcount in the first quarter of 2009. Our cash position of approximately $28 million and no debt at year end is in line with our expectations, and coupled with our recently renewed and undrawn bank facilities of up to $55 million provides a strong liquidity position. That said, we will continue to provide increased focus on working capital management,” said Steve Barber, CEO of Xyratex.

Xyratex’s fourth quarter 2008 conference call is scheduled for January 6, 2009, at which time the company will discuss final financial results for the fourth quarter and fiscal year end and provide further details of our planned cost reductions.

Steve Barber and Richard Pearce, Xyratex CFO, will also be presenting at the Credit Suisse conference on Thursday December 4, 2008, at 1:00 p.m. ET / 10:00 a.m. PT.

* Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense. The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making.

Conference Call/Webcast Information for January 6, 2009

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Tuesday, January 6, 2009 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 713-8562 in the United States and +1 (617) 597-5310 outside of the United States, passcode 19353013. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through January 13, 2009 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 81888650.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include adverse general economic conditions in the United States and internationally, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees and cancellation or delay of projects and cost saving measures. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: December 3, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer